Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Gary G. Gemignani
Chief Financial Officer
212-332-1666
ggemignani@gentium.com

Investor Relations Contacts:
U.S.
Lippert/Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Anne Marie Fields
afields@lhai.com
212-838-3777
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

Gentium Reports Second Quarter Financial Results and Clinical Update

Villa Guardia (Como), Italy (August 15, 2006) - Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the three and six months ended June 30, 2006. Highlights of the second quarter of 2006 and recent weeks include:

•	Raised $22.1 million (gross proceeds) in a follow-on equity offering led by ThinkEquity Partners, LLC;

•	Listed the Company’s American Depository Shares (ADS) on the NASDAQ National Market System (now the NASDAQ Global Market);

•	Highlighted Defibrotide at a Symposium at the XXII World Congress of the International Union of Angiology;

•	Publication of two independent pediatric studies of Defibrotide;

•	Strengthened U.S. presence with appointment of New York-based CFO, Gary Gemignani;

•
Phase III clinical trial in the U.S. for treatment of Veno-Occlusive Disease (VOD) with Multiple Organ Failure (Severe VOD): commenced enrollment; expected to be conducted at approximately 30 clinical centers; Institutional Review Board (IRB) approval has been received from 10 centers and four are open for patient enrollment;;

•	Phase II/III clinical trials in Europe for the prevention of VOD in children: 30 centers have IRB approval and 20 centers are open for patient enrollment; 30 patients have been enrolled;

•	Independent Phase I/II study of Defibrotide to treat advanced and refractory Multiple Myeloma patients: 4 centers have IRB approval; 14 patients have been enrolled;

•
Phase II/III clinical trials in Europe for the prevention of VOD in adults: investigator’s meeting was held in Hamburg (Germany) on March 22, 2006; anticipate initiation of these studies by the fourth quarter of 2006; and

•
In August Axcan Pharmaceuticals Inc (“Axcan”) announced it was not filing for regulatory approval for mesalazine in the U.S. and Canadian markets, the rights of which the Company sold to Axcan in 2002; under the terms of the agreement the Company would have been entitled to receive future milestone payments and a royalty stream; Axcan’s decision had no impact on the Company’s current period financial statements and the Company does not believe that this will have a material effect on its future operating results.

Clinical Highlights and Outlook

Commenting on Gentium’s clinical progress during the quarter, Laura Ferro, M.D., Chairman and Chief Executive Officer, said, “Throughout the second quarter of 2006 we made considerable progress on both the clinical and corporate fronts. The clinical potential for Defibrotide continues to gain increased recognition within the scientific and medical communities as evidenced by the full-day symposium held at the World Congress of the International Union of Angiology. These comprehensive discussions provided further elucidation of Defibrotide's mechanism of action and its potential for other indications. and highlighted Defibrotide's potential therapeutic value. During the quarter there were two peer-reviewed publications from two independent pediatric studies of Defibrotide to treat and prevent Severe VOD, which were very encouraging and underscored the potential of Defibrotide in treating these very sick pediatric patients.”

Dr. Ferro continued, “Our clinical development programs are advancing, specifically with the initiation of patient enrollment in our U.S. pivotal Phase III trial of Defibrotide to treat Severe VOD. We have secured IRB approvals at a number of key clinical sites and four of 30 clinical sites have begun enrolling patients. We expect to remain on track to complete patient enrollment in this trial during the first half of 2007.

“During the quarter we were pleased to achieve a number of important corporate milestones. We strengthened our management team as well as our U.S. corporate presence with the addition of Gary Gemignani as our Chief Financial Officer in New York. As our clinical development and business activities increase, we believe that adding more executives in the U.S. will add to our ability to meet the development timetable we have established. We strengthened our balance sheet by raising $22.1 million in gross proceeds, which allows us to support our clinical development programs and gives us the capital to negotiate new drug development and licensing agreements from a position of strength,” concluded Dr. Ferro.

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s financial statements are prepared using the Euro as its functional currency. On June 30, 2006, €1.00 = $1.27.

For the second quarter ended June 30, 2006 compared with the prior-year’s second quarter:

•	Total revenues were €1.15 million, compared with €1.17 million
•	Operating costs and expenses were €4.41 million, compared with €2.89 million
•	Research and development expenses, which are included in operating costs and expenses, were €1.98 million, compared with €1.08 million
•	Operating loss was €3.26 million, compared with €1.73 million
•	Interest income (expense), net, was €0.09 million, compared with (€2.1) million
•	Pre-tax loss was €3.23 million, compared with €4.29 million
•	Net loss was €3.23 million, compared with €4.30 million
•	Basic and diluted net loss per share was €0.32 compared with €0.81 per share

For the six months ended June 30, 2006 compared with the comparable prior-year period:

•	Total revenues were €2.10 million, compared with €1.83 million
•	Operating costs and expenses were €8.35 million, compared with €4.75 million
•	Research and development expenses, which are included in operating costs and expenses, were €3.60 million, compared with €1.73 million
•	Operating loss was €6.25 million, compared with €2.92 million
•	Interest income (expense), net, was €0.14 million, compared with (€4.25) million
•	Pre-tax loss was €6.34 million, compared with €7.68 million
•	Net loss was €6.34 million, compared with €7.71 million
•	Basic and diluted net loss per share was €0.64 compared with €1.50 per share
•	Cash used in operating activities was €4.87 million, compared with €3.52 million
•	Cash and cash equivalents amounted to €24.82 million as of June 30, 2006

Dr. Ferro commented, “Our increased spending on our clinical development programs, and the commensurate increase in staffing, will contribute to increasing losses for the balance of this year and next year. Our general and administrative expenses have more than doubled, with much of the increased expense a result of the costs of being a public company. Our 2006 results will also reflect a significant decline in interest expense due to the repayment and redemption of our Series A notes in June 2005 in conjunction with our initial public offering.”

Operating Results and Trends

The fluctuation in total product sales for the three- and six-month periods compared with the prior year is primarily the result of changes in demand by our principal customer, Sirton, and by increased demand for sulglicotide by our Korean customer. Total product sales for the six-month period ended June 30, 2006 increased by €0.27 million, or 16%, compared with the same period in 2005.

Cost of goods sold was €1.62 million for the six-month period ended June 30, 2006, which included a €152 thousand inventory reserve attributable to slow-moving inventory, compared with cost of goods sold of €1.50 million for the comparable period in 2005. Cost of goods sold as a percent of product sales decreased from 89% to 82%. The decrease is primarily due to a revision in the estimated useful life of certain manufacturing equipment resulting in a reduction in depreciation expense, offset to some extent by increased quality control costs.

Research and development spending increased during the three- and six- month periods in 2006 compared with 2005, primarily due to the costs associated with the Company’s Phase III trial in the U.S. for the treatment of Severe VOD, the Company’s Phase II/III trial for prevention of VOD in children and preparations for the Phase II/III trial for the prevention of VOD in adults. Growth in headcount and outside services to support increased activity in our clinical trials including clinical product production costs and stock-based compensation expense also contributed to increased research and development expenses.

The Company had 69 employees as of June 30, 2006, compared with 52 as of June 30, 2005. Other general and administrative expense increases were primarily the result of building corporate infrastructure, legal and public company expenses, an increase in internally provided administrative services to replace administrative services previously provided by affiliates, and stock-based compensation expense. The increase in internally provided services accounts for the decrease in charges from affiliates between the periods.

Interest income (expense), net, changed primarily due to the repayment and conversion of the Company’s Series A senior convertible notes in June 2005, and the higher level of invested funds compared with the prior year. For the six months ended June 30, 2005, interest expense on the Series A notes was €4.1 million, including non-cash interest expense of €3.8 million from the amortization of the issue discount and debt issue cost. These notes were converted or redeemed in June 2005. Additionally, interest income increased by €200 thousand from €11 thousand in the period ended June 30, 2005 to €211 thousand in the comparable 2006 period, as the result of a higher level of invested funds.

The Company ended the second quarter of 2006 with €24.8 million in cash and cash equivalents, compared with cash and cash equivalents of €12.8 million as of December 31, 2005.

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Orphan Drug status and Fast Track Designation by the U.S. FDA to treat Severe VOD and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F for the year ended December 31, 2005 under the caption “Risk Factors.”

Source: Gentium

(Tables to follow)

GENTIUM S.p.A.
Balance Sheets
(in thousands, except share data)

	As of December 31, 2005	As of June 30, 2006 (Unaudited)
ASSETS
Cash and cash equivalents	€12,785	€24,819
Receivables	8	178
Receivables from related parties	1,867	1,972
Inventories	1,628	1,867
Prepaid expenses and other current assets	918	1,180
Total Current Assets	17,206	30,016

Property, manufacturing facility and equipment, at cost	17,456	18,552
Less: Accumulated depreciation	8,825	9,203
Property, manufacturing facility and equipment, net	8,631	9,349

Intangible assets, net of amortization	267	536
Marketable securities	-	519
Other non-current assets	9	12
Total Assets.	€26,113	€40,432

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	2,644	4,096
Payables to related parties	542	378
Accrued expenses and other current liabilities	1,063	954
Current maturities of long-term debt	916	261
Current portion of capital lease	-	50
Deferred income	283	213
Total Current Liabilities	5,448	5,952

Long-term debt, net of current maturities	2,485	5,321
Capital lease obligation	-	100
Termination indemnities	706	723
Total Liabilities	8,639	12,096
Share capital (par value: €1.00; 12,690,321 and 15, 100, 292 shares authorized at December 31, 2005 and June 30, 2006, respectively; 9,610,630 and 11,666,013 shares issued at December 31, 2005 and June 30, 2006, respectively)	9,611	11,666
Additional paid in capital	33,090	48,247
Other comprehensive loss	-	(11)
Accumulated deficit	(25,227)	(31,566)
Total Shareholders’ Equity	17,474	28,336
Total Liabilities and Shareholders’ Equity	€26,113	€40,432

GENTIUM S.p.A.
Statements of Operations
(Unaudited, in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
Revenues:
Sales to affiliates	€1,096	€941	€1,596	€1,853
Third party product sales	2	107	95	110
Total product sales	1,098	1,048	1,691	1,963
Royalties	-	7	-	7
Other income and revenues	70	97	140	132
Total Revenues	1,168	1,152	1,831	2,102

Operating costs and expenses:
Cost of goods sold	998	853	1,500	1,616
Research and development	1,084	1,979	1,728	3,602
Charges from affiliates	310	166	581	381
General and administrative	482	1,353	894	2,649
Depreciation and amortization	20	61	43	103
	2,894	4,412	4,746	8,351
Operating loss	(1,726)	(3,260)	(2,915)	(6,249)

Foreign currency exchange loss, net	(465)	(62)	(520)	(230)
Interest income (expense), net	(2,097)	88	(4,245)	140

Pre-tax loss	(4,288)	(3,234)	(7,680)	(6,339)
Income tax expense:
Current	-	-	-	-
Deferred	(16)	-	(32)	-
Net loss	€(4,304)	€(3,234)	€(7,712)	€(6,339)

Weighted average share:
Basic	5,303,242	10,244,414	5,152,459	9,929,273
Diluted	5,363,242	10,625,886	5,212,459	10,330,788

Net loss per share:
Basic net loss per share	€(0.81)	€(0.32)	€(1.50)	€(0.64)
Diluted net loss per share	(0.81)	(0.32)	(1.50)	(0.64)

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, in thousands)

	For the Six Months Ended June 30,
	2005	2006
Cash Flows From Operating Activities:
Net loss	€(7,712)	(6,339)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss	569	224
Depreciation and amortization	733	458
Non cash interest expense	3,837	-
Inventory write off	50	182
Stock based compensation	106	423
Gain on asset disposal	-	(23)
Changes in operating assets and liabilities:
Accounts receivable	(485)	(275)
Inventories	(548)	(421)
Prepaid expenses and other current assets	334	(228)
Accounts payable and accrued expenses	(343)	1,180
Deferred income	(143)	(70)
Termination indemnities	79	17
Net cash used in operating activities	(3,523)	(4,872)

Cash Flows From Investing Activities:
Capital expenditures	(478)	(922)
Intangible expenditures	(52)	(352)
Proceeds on sale of asset	-	11
Investment in marketable securities	-	(530)
Net cash used in investing activities	(530)	(1,793)

Cash Flows From Financing Activities:
Proceeds from warrants exercise	-	884
Proceeds from long term debt, net	-	4,563
Capital contribution	3,900	-
Repayments of long-term debt	(307)	(551)
Proceeds (repayment) from Series A convertible Notes	(1,929)	-
Early extinguishment of long term debt	-	(1,868)
Proceeds (repayment) of affiliate’s loan	(1,200)	-
Proceeds (repayment) from bank overdrafts and short term borrowings	(2,790)	-
Proceeds from initial public offering and private placement, net of offering expenses	14,584	15,896
Net cash provided by financing activities	12,258	18,924
Effect of foreign exchange rate	-	(225)
Increase in cash and cash equivalents	8,205	12,034

Cash and cash equivalents, beginning of period	2,461	12,785
Cash and cash equivalents, end of period	€10,666	24,819

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